UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71929 / April 11, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-15836

In the Matter of **AGFEED INDUSTRIES, INC.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against AgFeed Industries, Inc. ("AgFeed" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order") as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

1.   AgFeed (CIK No. 1331427) is a Nevada corporation with its principal place of business in Hendersonville, Tennessee.

2.   AgFeed filed for bankruptcy protection on July 15, 2013 in the United States Bankruptcy Court for the District of Delaware and is currently in liquidation. AgFeed's common stock is currently registered with the Commission under Exchange Act Section 12(g). Prior to March 24, 2012, AgFeed's common stock was listed on the The NASDAQ Stock Market LLC under the stock symbol "FEED." AgFeed's common stock is currently quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc. under the ticker symbol "FEEDQ."

3.   AgFeed is delinquent in its periodic filings with the Commission and has repeatedly failed to meet its obligation to file timely periodic reports. AgFeed has not filed an Annual Report on Form 10-K since March 16, 2011, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ended June 30, 2011.

4.   Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

5.   As a result of the foregoing, the Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Jill M. Peterson
Assistant Secretary